FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Six Months Ended September 30, 2014 which was filed with the Tokyo Stock Exchange on November 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 6, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Six months ended September 30, 2014

(Prepared in Accordance with U.S. GAAP)

November 6, 2014

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan

Stock code number, TSE:	9766

Ticker symbol, NYSE:	KNM

URL:	http://www.konami.co.jp/en

Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange

Representative:	Takuya Kozuki, Representative Director, President

Contact:	Yasuyuki Yamaji, General Manager, Corporate Planning (Phone: +81-3-5771-0222)

Beginning date of dividend payment:	November 28, 2014

Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Six months ended September 30, 2014

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Six months ended September 30, 2014	98,719	5,858	6,163	3,276
Year-on-year changes (%)	0.8%	55.3%	46.2%	62.5%
Six months ended September 30, 2013	97,928	3,771	4,217	2,016
Year-on-year changes (%)	(8.2)%	(70.0)%	(63.3)%	(71.0)%

Note:	Comprehensive income attributable to KONAMI CORPORATION:

Six months ended September 30, 2014:     ¥4,592 million     a year-on-year increase of 74.6%

Six months ended September 30, 2013:     ¥2,630 million     a year-on-year decrease of 51.7%

	Basic net income attributable to KONAMI CORPORATION per share (Yen)	Diluted net income attributable to KONAMI CORPORATION per share (Yen)
Six months ended September 30, 2014	23.64	23.64
Six months ended September 30, 2013	14.54	14.54

(2) Consolidated Financial Position

	(Millions of Yen, except percentages)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
September 30, 2014	316,358	228,064	227,366	71.9%
March 31, 2014	320,251	225,792	225,133	70.3%

2. Cash Dividends

	Cash dividends per share (Yen)
Record Date	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2014	—	17.00	—	17.00	34.00
Year ending March 31, 2015	—	8.50
Year ending March 31, 2015 -Forecast-			—	8.50	17.00

Note:	Recently announced change in dividend forecasts for the fiscal year ending March 31, 2015 during the six months ended September 30, 2014: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2015

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (Yen)
Year ending March 31, 2015	220,000	12,000	11,000	7,000	50.50
% change from previous year	1.1%	55.9%	19.2%	82.6%

Note:	Recently announced change in earnings forecasts for the fiscal year ending March 31, 2015 during the six months ended September 30, 2014: None

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2)	Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4)	Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)

As of September 30, 2014	143,500,000 shares
As of March 31, 2014	143,500,000 shares

2.	Number of Treasury Stock:

As of September 30, 2014	4,888,947 shares
As of March 31, 2014	4,887,679 shares

3.	Average number of shares outstanding:

Six months ended September 30, 2014	138,611,811 shares
Six months ended September 30, 2013	138,616,238 shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

Please refer to pages 9, 10, 11 and 12 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on November 6, 2014.

1.	Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group showed signs of slow recovery in Japan supported by the economic and financial policies of the government and the Bank of Japan. In overseas markets, the economic environment remained uncertain. The growth rate in emerging markets, including China, has slowed down, and the key Western economies have recently shown signs of slowing due to continuing concerns about the fiscal condition of the European economy.

In the entertainment market, along with improving performance in mobile devices due to the rapid spread of smartphones and tablet PCs and the development of information and telecommunications infrastructure, game platforms continue to diversify as new game consoles are being released, and business opportunities in the game industry are increasing. In the gaming industry, the development of resources related to tourism continues to help to spread the casino market worldwide, while in Japan, the Japanese government has been engaged in active discussions regarding a draft bill aiming to, among other things, legalize casino gambling, and the gaming business is expected to continue to grow.

In connection with the health and fitness industry, there is a growing health consciousness throughout society, especially among senior citizens and women, who year after year have shown an increasing tendency to focus their leisure activities on improving health and physical strength. We continue to see growing health-consciousness, a preference for sports and an interest in preventing the need for nursing care in old age.

Against this background, in the Digital Entertainment segment of the Konami Group, mobile games, including DRAGON COLLECTION and the World Soccer Collection series, continued to enjoy steady sales.

In our Health & Fitness segment, we continued to develop our pricing and membership plans. These plans enable customers to select a pricing plan based on the number of times they use our facilities and to use more than one facility. We intend to promote and spread services supporting the concept of “sustainable fitness.”

In our Gaming & Systems segment, sales of the Podium video slot machine continued to be favorable, mainly in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we released a new pachinko slot machine, MAH-JONG FIGHT CLUB, which has continued to receive additional orders steadily supported by the high operating ratio at pachinko parlors. We also began to operate the first pachinko machine developed by the Konami Group, CR PACHINKO MAGICAL HALLOWEEN, which was converted from our popular original series of pachinko slot machines, MAGICAL HALLOWEEN.

In terms of the consolidated results for the six months ended September 30, 2014, net revenues amounted to ¥98,719 million (a year-on-year increase of 0.8%), operating income was ¥5,858 million (a year-on-year increase of 55.3%), income before income taxes and equity in net income of affiliated company was ¥6,163 million (a year-on-year increase of 46.2%), and net income attributable to KONAMI CORPORATION was ¥3,276 million (a year-on-year increase of 62.5%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Six months ended September 30, 2013	Six months ended September 30, 2014	% change
Digital Entertainment	¥44,620	¥43,993	(1.4)
Health & Fitness	38,583	36,959	(4.2)
Gaming & Systems	13,623	13,640	0.1
Pachinko & Pachinko Slot Machines	1,445	4,473	209.6
Eliminations	(343)	(346)	0.9

Consolidated net revenues	¥97,928	¥98,719	0.8

Digital Entertainment

Mobile games, including DRAGON COLLECTION, SENGOKU COLLECTION, the Professional Baseball Dream Nine series, the World Soccer Collection series and the CROWS×WORST series continued to enjoy steady sales and contributed to our revenue. The number of registered users of these games has increased steadily due to the development of native applications for smart devices. Star Wars™: Force Collection and PES MANAGER (known in Japan as WORLD SOCCER COLLECTION S), which we are distributing in overseas markets, have also benefitted from the development of native applications.

As for computer and video games, in Japan we released the latest title in the WORLD SOCCER Winning Eleven series, WORLD SOCCER Winning Eleven 2014: Aoki Samurai no Chousen. METAL GEAR SOLID V: GROUND ZEROES, which was launched in March 2014, continued to enjoy strong sales worldwide due to resale orders.

In regards to amusement arcade video games, our e-AMUSEMENT Participation system titles, centered on MAH-JONG FIGHT CLUB and music genre games, continued to operate steadily. Meanwhile, the kids’ card game machine, Monster Retsuden ORECA BATTLE, continued to be extremely popular, especially among elementary school boys.

The Yu-Gi-Oh! TRADING CARD GAME series continued to perform strongly in the global market.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2014 in this segment amounted to ¥43,993 million (a year-on-year decrease of 1.4%).

Health & Fitness

In connection with our Konami Sports Clubs business, we developed revised pricing plans which enable customers to select a plan based on the number of times per week they need to use our services to meet their goals at their own pace and revised membership plans which enable customers to more easily use more than one facility. These changes were made to respond to customer demands for “easier ways to access and continue our services” and for “more customized pricing plans.” Under the supervision of a brain scientist, we also developed the KONAMI METHOD, an exercise system in which we incorporated scientific research regarding maintaining an exercise regimen and the Konami Group’s accumulated know-how relating to exercise and health promotion. We continued to support each customer in the achievement of his or her personal goals, including by offering flexible plans to provide exercises best suited to each individual’s lifestyle, centered around the theme of “sustainable fitness.” These measures have helped to decrease the rate of withdrawal from membership at our fitness clubs.

In connection with Undo-jyuku, a series of dance lesson programs for children, the Dancing Stars program has received favorable reviews. The concept of the Undo-jyuku programs is a focus on dancing in order to develop the body and mind, and their popularity was supported by the increasing demand for dancing schools since dancing became a required subject of the compulsory education curriculums in Japan. In August 2014, J.B.STAR, a team selected as the top team from the participants of the Dancing Stars program, won the Varsity Division of the 2014 World Hip Hop Dance Championship held in Las Vegas, U.S. The team members gained valuable experience through the opportunity to demonstrate their dancing ability, which is at the top level worldwide, as well as the opportunity to become familiar with an international mindset through communication with dancers of the same age from various countries. We also continued to support progress on dancing skills and healthy growth among children by operating various other activities.

For senior citizens, we also continued to develop the OyZ exercise school program, which mainly targets those over sixty years old, and low-intensity studio programs in order to help prevent locomotive syndrome.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated over the years, we commenced management of 32 facilities, including public sports facilities at the Ryugasaki City, Ibaraki Prefecture and Akaiwa City, Okayama Prefecture. We are working on promoting the health of residents in local communities through the operation of public facilities in all regions in Japan.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2014 in this segment amounted to ¥36,959 million (a year-on-year decrease of 4.2%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple product, continued to enjoy favorable sales. We expanded our lineup of premium products, which raised higher expectations from players, by introducing products such as Podium Goliath, a larger size version of Podium, a product that is subject to a participation agreement (in which profits are shared with casino operators).

In the Oceania market, we continue to distribute Podium. Full-scale marketing is also in progress in Asia, Central and South America and Europe, where we are working on building distribution networks.

In addition, we exhibited our products at the 2014 Australasian Gaming Expo held in Sydney, Australia, including SeleXion – Snow Legends, the latest title for Australian market, King of the World, a title aimed toward the Chinese cultural sphere, and Podium Goliath, which features a large-size cabinet. We also promoted SYNKROS, our latest casino management system. SYNKROS’s features and capabilities received high acclaim from operators.

Meanwhile, in the North American market, we exhibited our new products at the 2014 Global Gaming Expo held in Las Vegas, U.S. The products we exhibited included Neo Contra, which was unveiled for the first time and was converted from our popular action-genre video game title, new content for Rapid Revolver, which features vertically-mounted-spinning-reels, and Dungeons & Dragons, which was converted from an entertaining fantasy-themed role-playing game that has gained worldwide popularity. Those displays received much attention from visitors at the exhibition.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2014 in this segment amounted to ¥13,640 million (a year-on-year increase of 0.1%).

Pachinko & Pachinko Slot Machines

We launched a new series of pachinko slot machines, Kenka Matsuri, equipped with a new style of bonus games. Also, we released MAH-JONG FIGHT CLUB, which integrated the online mah-jong games operating with favorable reviews at amusement arcades and the features of pachinko slot machines. These products continued to receive additional orders and were steadily supported by the high operating ratio at pachinko parlors.

We also launched CR PACHINKO MAGICAL HALLOWEEN, the first pachinko machine developed by our group, at pachinko parlors nationwide. This product embodies the basic concepts of our pachinko slot machine series MAGICAL HALLOWEEN as well as the typical features of pachinko machines and stores original music.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2014 in this segment amounted to ¥4,473 million (a year-on-year increase of 209.6%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥316,358 million as of September 30, 2014, decreasing by ¥3,893 million compared with March 31, 2014. This decrease mainly resulted from decreases in trade notes and accounts receivable despite an increase in inventories.

Total Liabilities:

Total liabilities amounted to ¥88,294 million as of September 30, 2014, decreasing by ¥6,165 million compared with March 31, 2014. This decrease primarily resulted from decreases in short-term borrowings.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥227,366 million as of September 30, 2014, increasing by ¥2,233 million compared with March 31, 2014. This increase mainly resulted from an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 71.9%, increasing by 1.6 points compared with March 31, 2014.

(2) Cash Flows

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014	Change
Net cash provided by operating activities	¥3,511	¥14,314	¥10,803

Net cash used in investing activities	(21,724)	(5,112)	16,612

Net cash provided by (used in) financing activities	6,068	(7,825)	(13,893)

Effect of exchange rate changes on cash and cash equivalents	105	219	114

Net increase (decrease) in cash and cash equivalents	(12,040)	1,596	13,636

Cash and cash equivalents, end of the period	¥51,629	¥51,620	¥(9)

Cash and cash equivalents (hereinafter, referred to as “Net cash”), as of September 30, 2014, amounted to ¥51,620 million, an increase of ¥1,596 million compared to the year ended March 31, 2014, and a year-on-year decrease of 0.0%.

Cash flow summary for each activity for the six months ended September 30, 2014 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥14,314 million for the six months ended September 30, 2014, a year-on-year increase of 307.7%. This increase primarily resulted from a decrease in the payment amount of income tax and an improvement in proceeds from trade notes and accounts payable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥5,112 million for the six months ended September 30, 2014, a year-on-year decrease of 76.5%. This decrease mainly resulted from a decrease in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥7,825 million for the six months ended September 30, 2014 (as compared to net cash provided by financing activities of ¥6,068 million for the six months ended September 30, 2013). This change primarily resulted from a decrease in short-term borrowings by repayment and proceeds from new issuance of bonds for the six months ended September 30, 2013.

3. Outlook for the Fiscal Year Ending March 31, 2015

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against this background, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

As for mobile games, the total number of the registered users for our content continues to increase steadily. DRAGON DICE especially attracted attention due to new measures, including the distribution of an application for pre-registration. We are further focusing our managerial resources on the development of content that we believe will become major hits in order to produce more hit content, especially in the native application market. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources. We also intend to develop more content for new platforms overseas, not only for the U.S. and European markets but also for Asian markets. We also plan to enhance new releases with attractive content by creating synergies with our established content.

As for computer and video games, we will continue to focus our efforts on global development utilizing the production know-how of the Konami Group, while also continuing the production of content for selected existing titles. In this way, we intend to enhance local production systems in order to develop localized content tailored to the needs of our overseas game users as quickly as possible. In regards to the METAL GEAR series, which is a leading product of the Konami Group, we developed promotional activities at international game shows in various countries, and received favorable reviews. In addition, WORLD SOCCER Winning Eleven 2015 (known in the U.S. and Europe as Pro Evolution Soccer 2015), the latest title in the WORLD SOCCER Winning Eleven series, won the Best Sports Game award of the gamescom 2014, which is the largest game show in Europe, and was highly praised by the local media and people involved in the video game industry.

As for amusement arcade machines, Konami Group intends to work to revitalize the amusement arcade industry by providing new entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. We intend to propose innovative services that will lead the industry. This will involve promoting the continual development of equipment compatible with the PASELI e-money service and e-AMUSEMENT Participation, as well as enhancements to and the expansion of various services. With the aim of further improving content-value, we continue to provide products and services with strong content for Monster Retsuden ORECA BATTLE and DRAGON COLLECTION, which have begun to be broadcast on television as animated television shows. These titles are expected to increase in market recognition.

As for card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series.

Health & Fitness

In our Health and Fitness business, we will continually aim to accurately grasp the needs of our increasingly diverse customer base and advance the value of Konami Sports Clubs by offering a new lifestyle. As Japan’s population continues to age, the government continues to take measures to combat lifestyle diseases and also develop new plans for boosting the healthy-prolonged-aging industry as part of a governmental growth strategy. The next-generation of healthcare services council of METI was established and started as part of an integrated approach from national and private organizations in order to proceed in a concrete manner to develop an innovation base and secure private sector service quality. This shows a growing health consciousness throughout society.

Furthermore, thanks to the decision to hold the 2020 Olympic and Paralympic Games in Tokyo, we believe that we will be able to continue to operate fitness clubs and develop and market health and fitness equipment while also continuing to promote future good health to a variety of potential customers with various lifestyles and age ranges. We intend to take steps to improve the overall sports environment so that more people can enjoy sports. Also, we intend to promote and support athletes who belong to the Konami Sports Club gymnastics team and swimming team with the goal of helping such athletes become representatives of Japan and achieve good results in the Olympic games. We intend to do so through the enhancement of the competition of classes in Undo-jyuku to generate superior athletes, among other measures.

With respect to the management of facilities we operate directly, we plan to open a new facility at Narashino City, Chiba prefecture in October 2014. By leveraging our strengths in the operation of more than 400 large-scale sports facilities in Japan, we intend to continue updating our services as a “Total Health Partner” with our concept of “sustainable fitness,” which represents one of the most important ideas in achieving health: helping our customers maintain and enhance their health in various situations whether in or outside our facilities. We also intend to establish ourselves as the most reliable partner for all of our customers in relation to every aspect of their health and bodies.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with product expansion, focusing on the Podium series of video slot machines, which has received positive reviews, and slot machines mounted with KP3, our newest software-controlled platform and one capable of rendering high-resolution 3D graphics in real-time. We also intend to stabilize our operational results by increasing periodical income through the expansion of participation agreements as part of our strategy of profit sharing with operators and adequately responding to the market, as well as enhance sales and address the needs of casino operators by expanding our product lineup. In the Asian, Central and South American and European markets, we plan to continue to develop sales by adapting to local needs.

The SYNKROS casino management system has received positive reviews by major operators at various trade shows and business conferences. Looking ahead, we intend to actively pursue sales of SYNKROS in other markets and make efforts to enhance product strength while developing new product features.

Pachinko & Pachinko Slot Machines

As for pachinko slot machines, our products, led by MAH-JONG FIGHT CLUB, continued to perform steadily in the market, and in October 2014, we released Senritsu no Stratus, a product utilizing original content from the Konami Group and developed for the pachinko slot machine market. We also intend to release new pachinko slot machines, including Dororon Enma-kun Meeramera, featuring the overwhelming variety performance in the period ending December 2014 and after.

In addition, we plan to launch a new pachinko machine following the release of CR PACHINKO MAGICAL HALLOWEEN, the first pachinko machine developed by our group. We intend to stabilize profitability in the business to boost our market presence by working integrally with production, manufacture and sales in addition to making efforts to reinforce development.

Although it is expected that the pachinko and pachinko slot machine market may drastically change due to self-restrictions promulgated by the association of pachinko and pachinko slot machine makers and other factors, we intend to continue to offer the products that our customers demand, without being affected by changes to the market.

Projected consolidated results for the fiscal year ending March 31, 2015 are as follows: net revenue of ¥220,000 million; operating income of ¥12,000 million; income before income taxes and equity in net income of affiliated company of ¥11,000 million; and net income attributable to KONAMI CORPORATION of ¥7,000 million. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2014” dated May 8, 2014.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2.	Other

1.	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2.	Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3.	Changes in accounting principles, procedures and reporting policies:

None

3. Consolidated Financial Statements

1.	Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2014		September 30, 2014
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥50,024		¥51,620
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥469 million at March 31, 2014 and ¥236 million at September 30, 2014	29,069		19,295
Inventories	30,229		35,191
Deferred income taxes, net	18,773		17,798
Prepaid expenses and other current assets	11,563		10,072

Total current assets	139,658	43.6	133,976	42.3

PROPERTY AND EQUIPMENT, net	80,213	25.1	81,798	25.9

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	518		572
Investments in affiliate	2,249		2,258
Identifiable intangible assets	39,279		39,080
Goodwill	19,947		19,979
Lease deposits	26,381		26,328
Deferred income taxes, net	1,913		2,291
Other assets	10,093		10,076

Total investments and other assets	100,380	31.3	100,584	31.8

TOTAL ASSETS	¥320,251	100.0	¥316,358	100.0

	Millions of Yen
	March 31, 2014		September 30, 2014
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥6,458		¥2,189
Current portion of capital lease and financing obligations	2,078		2,098
Trade notes and accounts payable	10,480		11,268
Accrued income taxes	686		1,121
Accrued expenses	17,522		15,836
Deferred revenue	5,693		5,055
Other current liabilities	2,411		3,046

Total current liabilities	45,328	14.2	40,613	12.8
LONG-TERM LIABILITIES:
Long-term debt	15,000		15,000
Capital lease and financing obligations, less current portion	20,487		19,426
Accrued pension and severance costs	1,424		1,385
Deferred income taxes, net	3,052		2,756
Other long-term liabilities	9,168		9,114

Total long-term liabilities	49,131	15.3	47,681	15.1

TOTAL LIABILITIES	94,459	29.5	88,294	27.9

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2014 and September 30, 2014	47,399	14.8	47,399	15.0
Additional paid-in capital	74,175	23.2	74,175	23.5
Legal reserve	284	0.1	284	0.1
Retained earnings	111,820	34.9	112,740	35.6
Accumulated other comprehensive income (loss)	2,719	0.8	4,035	1.3
Treasury stock, at cost- 4,887,679 shares at March 31, 2014 and 4,888,947 shares at September 30, 2014	(11,264)	(3.5)	(11,267)	(3.6)

Total KONAMI CORPORATION stockholders’ equity	225,133	70.3	227,366	71.9

Noncontrolling interest	659	0.2	698	0.2

TOTAL EQUITY	225,792	70.5	228,064	72.1

TOTAL LIABILITIES AND EQUITY	¥320,251	100.0	¥316,358	100.0

2.	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen
	Six months ended September 30, 2013		Six months ended September 30, 2014
		%		%
NET REVENUES:
Product sales revenue	¥37,635		¥37,429
Service and other revenue	60,293		61,290

Total net revenues	97,928	100.0	98,719	100.0

COSTS AND EXPENSES:
Costs of products sold	21,995		22,869
Costs of services rendered and others	46,025		46,045
Selling, general and administrative	26,137		23,947

Total costs and expenses	94,157	96.2	92,861	94.1

Operating income	3,771	3.8	5,858	5.9

OTHER INCOME (EXPENSES):
Interest income	107		155
Interest expense	(599)		(555)
Foreign currency exchange gain (loss), net	947		715
Other, net	(9)		(10)

Other income (expenses), net	446	0.5	305	0.3

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	4,217	4.3	6,163	6.2
INCOME TAXES	2,184	2.2	2,890	2.9
EQUITY IN NET INCOME OF AFFILIATED COMPANY	28	0.0	42	0.0

NET INCOME	2,061	2.1	3,315	3.3
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	45	0.0	39	0.0

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥2,016	2.1	¥3,276	3.3

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Net income	¥2,061	¥3,315

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	558	1,280
Net unrealized gains (losses) on available-for-sale securities	55	35
Pension liability adjustment	1	1

Other comprehensive income (loss)	614	1,316

Comprehensive income (loss)	2,675	4,631

Comprehensive income (loss) attributable to the noncontrolling interest	45	39

Comprehensive income (loss) attributable to KONAMI CORPORATION	¥2,630	¥4,592

Per Share Data

	Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Basic net income attributable to KONAMI CORPORATION per share	¥14.54	¥23.64
Diluted net income attributable to KONAMI CORPORATION per share	14.54	23.64

Weighted-average common shares outstanding	138,616,238	138,611,811
Diluted weighted-average common shares outstanding	138,616,238	138,611,811

3.	Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Cash flows from operating activities:
Net income	¥2,061	¥3,315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,100	6,217
Bad debt expense (recoveries)	(90)	(133)
Gain or loss on sale or disposal of property and equipment, net	33	41
Equity in net loss (income) of affiliated company	(28)	(42)
Deferred income taxes	(384)	491
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	9,252	10,115
Decrease (increase) in inventories	(10,340)	(6,166)
Decrease (increase) in prepaid expenses	(1,779)	(553)
Increase (decrease) in trade notes and accounts payable	(2,417)	720
Increase (decrease) in accrued income taxes, net of tax refunds	(2,357)	2,655
Increase (decrease) in accrued expenses	(1,656)	(1,974)
Increase (decrease) in deferred revenue	5,115	(692)
Other, net	1,001	320

Net cash provided by operating activities	3,511	14,314

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(21,997)	(5,722)
Decrease (increase) in lease deposits, net	171	144
Net decrease (increase) in term deposits	—	564
Other, net	102	(98)

Net cash used in investing activities	(21,724)	(5,112)

Cash flows from financing activities:
Net increase (decrease) in short-term borrowings, net	808	(4,400)
Proceeds from issuance of bonds	15,000	—
Redemption of bonds	(5,000)	—
Principal payments under capital lease and financing obligations	(1,190)	(1,069)
Dividends paid	(3,460)	(2,354)
Other, net	(90)	(2)

Net cash provided by (used in) financing activities	6,068	(7,825)

Effect of exchange rate changes on cash and cash equivalents	105	219
Net increase (decrease) in cash and cash equivalents	(12,040)	1,596
Cash and cash equivalents, beginning of the period	63,669	50,024

Cash and cash equivalents, end of the period	¥51,629	¥51,620

4.	Going concern assumption: None

5.	Significant changes in the stockholders’ equity: None

6.	Segment Information (Unaudited)

(1)	Segment information

Six months ended September 30, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥44,296	¥38,565	¥13,623	¥1,444	—	¥97,928
Intersegment	324	18	—	1	¥(343)	—

Total	44,620	38,583	13,623	1,445	(343)	97,928
Operating expenses	40,916	37,896	10,584	2,505	2,256	94,157

Operating income (loss)	¥3,704	¥687	¥3,039	¥(1,060)	¥(2,599)	¥3,771

Six months ended September 30, 2014	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥43,828	¥36,781	¥13,640	¥4,470	—	¥98,719
Intersegment	165	178	—	3	¥(346)	—

Total	43,993	36,959	13,640	4,473	(346)	98,719
Operating expenses	37,786	36,684	11,634	5,083	1,674	92,861

Operating income (loss)	¥6,207	¥275	¥2,006	¥(610)	¥(2,020)	¥5,858

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including mobile games, online games, computer & video games, amusement and card games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and casino management systems for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses not directly associated with specific segments.
	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Net revenues from external customers:
Japan	¥73,449	¥76,916
United States	16,900	15,589
Europe	4,093	2,777
Asia/Oceania	3,486	3,437

Consolidated net revenues	¥97,928	¥98,719

For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).